Criteo S.A.
32 rue Blanche
75009 Paris, France

October 5, 2018

BY EDGAR – CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance, Office of Telecommunications

Re: Criteo S.A.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 1, 2018
Form 10-Q for the Fiscal Quarter Ended June 30, 2018
Filed August 2, 2018
File No. 001-36153

Dear Messrs. Cascarano, Littlepage and Fischer and Ms. Krebs:

Criteo S.A. (the “Company”) is hereby responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 24, 2018 with respect to the above-referenced Form 10-K and Form 10-Q. For your convenience, the comment from the comment letter is repeated here, followed by the Company’s response and the paragraph numbering below corresponds to the numbering in the comment letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Periods Ended June 30, 2017 and 2018, page 36

1. Please more fully discuss the “decline in revenue…negatively impacted by significant user coverage limitations, namely [by] Apple’s Intelligent Tracking Prevention (‘ITP’) feature.” In this regard, we note from your August 1, 2018 earnings call that your “simple workaround that would mitigate a large part of the issue” had failed and that you “had to absorb a much bigger revenue impact than we had originally anticipated.” We further note that this negative impact trend appears to have begun in the third quarter 2017 after Apple launched the ITP blocking feature in September of 2017. However, there appears to be no discussion of this trend in MD&A. To the extent that the loss of revenue is reasonably expected to materially impact consolidated results of operations, please tell us, and revise MD&A in future filings to address:

•	the specific facts and circumstances surrounding this loss of business;

•	the anticipated impact on net sales and earnings in fiscal 2018; and

•	any measures you are taking to offset the related declines in net revenues.

Refer to Item 303(a)(3) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has disclosed in its Form 10-Q for the Fiscal Quarter Ended September 30, 2017 filed with Commission on November 8, 2017, both in the MD&A section on page 33 and in the Risk Factors section on page 47, the launch by Apple of an Intelligent Tracking Prevention feature, or ITP, as part of the new version of the Safari browser included in the release of iOS 11. The Company’s disclosure included a discussion of the resulting negative impact trend this ITP feature was expected to have on the Company’s business.

Following the release by Apple of iOS 11.2 in early December 2017, which included a new version of ITP that disabled the Company’s solution used to continue reaching Safari users, the Company updated its disclosure on ITP in a Form 8-K filed with the Commission on December 14, 2017.

The Company further discussed ITP in its Form 10-K for the Fiscal Year Ended December 31, 2017 filed with the Commission on March 1, 2018, both in the Risk Factors section on page 26 and in the MD&A section on page 80. As part of this discussion, the Company provided its estimate of ITP’s negative impact on the Company’s Revenue ex-TAC of less than $1 million and $25 million in the fiscal quarters ended September 30, 2017 and December 31, 2017 respectively.

As a direct consequence of ITP’s introduction, the Company has lost visibility into the Safari users that it can no longer reach, as a result of which it cannot directly measure ITP’s impact. The reason the Company was able to make the estimates of the negative impact of ITP on its Revenue ex-TAC in the fiscal quarters ended September 30, 2017 and December 31, 2017 was because little time had passed since the release of ITP, prior to which the Company had visibility into Safari users. By comparing data from before and after the release of ITP, the Company could reasonably estimate the quantitative negative impact of ITP on Revenue ex-TAC at that time, based on the knowledge of Safari users as they existed prior to the release of ITP and the assumption that other externalities affecting variability in Revenue ex-TAC could be isolated.

However, the Company could not disclose the quantitative impact of ITP for any period in 2018 because an accurate quantitative estimate is not reasonably available anymore to the Company, primarily due to the passage of time since ITP’s release, which is the last time that the Company had full visibility into Safari users. As noted above, the data the Company has on Safari users that is required to reasonably estimate the impact of ITP dates from September 2017 before the release of ITP; the Company no longer has information on the number of Safari users that it could have reached with its solution in the absence of ITP nor what the performance would be from these users if the Company did reach them, which are needed to reasonably estimate the financial impact of ITP.

Preparing an estimate of the impact of ITP for any period in 2018 would require making assumptions about Safari users and their behavior that are substantially less certain and more subjective than they were in the third and fourth fiscal quarters of 2017. Furthermore, in contrast to the fiscal quarter immediately following ITP’s release, in 2018 it would no longer be reasonable to assume that the Company could isolate and control for other externalities affecting variability in Revenue ex-TAC.

Therefore, the Company respectfully advises the Staff that it is unable to reasonably quantify the anticipated impact of ITP on Revenue ex-TAC and earnings in fiscal 2018. Nevertheless, the Company anticipates to continue monitoring ITP and discussing it as a trend affecting the Company’s business as the iOS operating system is further updated or additional programs or features similar to ITP are launched.

The Company continues to adapt its solution to be less dependent on the decisions of any one browser manufacturer. In order to deliver value-added advertising to users who have expressed consent, the Company uses a variety of technologies, including hashed emails, log-in data, mobile application IDs and other data points, instead of relying simply on standard cookies. In addition, the impact of ITP on the Company’s Revenue and Revenue ex-TAC is offset by revenue growth driven by the addition of new clients across regions and client sizes, expansion of the Company’s business with existing clients through their increasing adoption of the Criteo Customer Acquisition and Criteo Audience Match products, growth of the Company’s presence in mobile applications, and more direct connections with publishers through Criteo Direct Bidder.

If the Staff has any additional questions or comments, kindly contact the Company’s Executive Vice President, General Counsel and Secretary, Ryan Damon, at + 33 (0) 1 75 87 41 66, or the undersigned at + 33 (0) 1 76 21 22 05.

Sincerely,

By:	/s/ Benoit Fouilland
Name:	Benoit Fouilland
Title:	Chief Financial Officer

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